Exhibit 99.41

FORM 51-102F3

Material Change Report

ITEM 1.

NAME AND ADDRESS OF COMPANY

Formation Capital Corporation, Suite 1510 – 999 West Hastings St., Vancouver, B.C. V6C 2W2

ITEM 2.

DATE OF MATERIAL CHANGE

August 19, 2004

ITEM 3.

NEWS RELEASE

Issued August 19, 2004 and distributed through the facilities of of the TSX Exchange, CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The issuer has appointed Hatch Ltd. (Hatch) to prepare a bankable feasibility study for the 100% owned Idaho Cobalt Project,  a unique high grade primary cobalt deposit in the final feasibility and permitting stage located in east central Idaho.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

Not applicable.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Mari-Ann Green, CEO

Telephone:

604-682-6229

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British